

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Linda Marbán
Chief Executive Officer
Capricor Therapeutics, Inc.
10865 Road to the Cure, Suite 150
San Diego, CA 92121

> **Re: Capricor Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 22, 2024**
> **File No. 333-282777**

Dear Linda Marbán:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert R. Carlson, Esq.